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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AETHER HOLDINGS, INC
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
00809C 10 6
(CUSIP Number)
David S. Oros
Chairman and Chief Executive Officer
612 E. Pratt Street, Suite 601, Baltimore, MD 21202
Telephone: (443) 573-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00809C 10 6

1	NAMES OF REPORTING PERSONS: NexGen Technologies, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
17-9802074

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		2,506,697

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,506,697

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,506,697

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	00809C 10 6

1	NAMES OF REPORTING PERSONS: David S. Oros

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		2,157,303

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,506,697

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,157,303

WITH	10	SHARED DISPOSITIVE POWER:

		2,506,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,664,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”) of Aether Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 631 E. Pratt Street, Suite 601, Baltimore, MD 21202.
     Item 2. Identity and Background.
     This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1) NexGen Technologies, L.L.C.
2) David S. Oros
     The managing member of NexGen Technologies, L.L.C. is David S. Oros, the chairman and chief executive officer of the Issuer. The Issuer owns and manages a leveraged portfolio of mortgage-backed securities and other short-term government agency investments. The business address of each of the Reporting Persons is 631 E. Pratt Street, Suite 601, Baltimore, MD 21202.
     NexGen Technologies, L.L.C. is a limited liability company organized under the laws of the State of Maryland, maintains its principal office at 631 E. Pratt Street, Suite 601, Baltimore, MD 21202 and is primarily an investment vehicle for its members.
     Mr. Oros is a United States citizen.
     During the last five years, neither NexGen Technologies, L.L.C. nor Mr. Oros has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     NexGen Technologies, L.L.C. distributed a total of 820,057 Shares to certain of its members. No consideration was involved.
     Item 4. Purpose of Transaction.
     Pursuant to the terms of its operating agreement, NexGen Technologies, L.L.C. distributed a total of 820,057 Shares to certain of its members. Mr. Oros did not receive any Shares in the distribution by NexGen Technologies, L.L.C.
     The information set forth under Items 3 and 6 is hereby incorporated by this reference.
     Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
     Mr. Oros may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Consistent with his investment purpose and his positions as the Issuer’s largest stockholder and chairman of the board and chief executive officer, Mr. Oros has explored and may in the future actively explore the desirability of any of the transactions or actions described above. In exploring such transactions, Mr. Oros has engaged and will in the future engage in communications with other stockholders, other officers and other directors (and with the Issuer’s board of directors) and with third parties regarding the Issuer. In the course of these communications, Mr. Oros has solicited and may in the future solicit and obtain expressions of interest and discuss terms of potential transactions and may reach preliminary agreements on possible terms of any such transaction.
     Although Mr. Oros does not currently have any plans or proposals to dispose of any or all of the Shares that he owns or to acquire additional Shares, consistent with his purposes in holding the Shares, at any time and from time to time he may acquire additional Shares or dispose of any or all of his shares based upon his ongoing evaluation of investment in the Shares, prevailing market conditions, other investment opportunities, his liquidity requirements and/or other investment considerations.
     Item 5. Interest in Securities of the Issuer.
     (a) and (b) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 4,664,000 Shares, constituting 10.6% of the total outstanding Shares as of December 31, 2005. Mr. Oros has the sole power to direct the voting and disposition of 2,157,303 Shares beneficially owned by him. The 2,157,303 Shares beneficially owned by Mr. Oros include immediately exercisable warrants to purchase 812,500 Shares and options to purchase 105,600 Shares. Mr. Oros has the sole power to direct the voting and disposition of the 812,500 Shares issuable upon exercise of warrants and the 105,600 Shares issuable upon exercise of options. By virtue of his position as managing member of NexGen Technologies. L.L.C., Mr. Oros has the shared power to direct the voting and disposition of 2,506,697 Shares held by NexGen Technologies. L.L.C.

     NexGen Technologies, L.L.C. beneficially owns an aggregate of 2,506,697 Shares, constituting 5.7% of the total outstanding Shares. NexGen has the sole power to direct the voting and disposition of 2,506,697 Shares.
     (c) Pursuant to its operating agreement, on December 27, 2005, NexGen Technologies, L.L.C. distributed a total of 820,057 Shares to certain of its members. No consideration was involved. Mr. Oros did not receive Shares in this distribution and has not otherwise engaged in any transactions in the Shares in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Material to be filed as Exhibits.
     Exhibit 1 Joint Filing Agreement

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

NEXGEN TECHNOLOGIES, L.L.C.
/s/ David S. Oros
By: David S. Oros
Its: Managing Member

/s/ David S. Oros
David S. Oros